CGI Group Inc.   Quarterly Report 1

For the first quarter ended December 31, 2005

About CGI

Founded in 1976, CGI Group Inc. (“CGI”) is the eighth largest independent information technology and business process services firm in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.6 billion (US$3.1 billion) and at December 31, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion). CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto : GIB.SV.A	New York : GIB

Shares Outstanding (December 31, 2005)

396,843,220 Class A subordinate shares	33,772,168 Class B shares

Shares Outstanding (January 12, 2006)

297,006,088 Class A subordinate shares	33,772,168 Class B shares

First Quarter Fiscal 2006 Trading History

Toronto	(CDN$)	New York	(US$)
Open :	$8.50	Open :	$7.30
High :	$9.30	High :	$8.06
Low :	$8.30	Low :	$7.03
Close :	$9.30	Close :	$8.06
Average Daily Trading Volume:	867,123	Average Daily Trading Volume:	106,162

Transfer Agent

Computershare Trust Company of Canada

1 800 564-6253

Investor Relations

Lorne Gorber Vice-President, Investor Relations Telephone : (514) 841-3355 lorne.gorber@cgi.com	Ronald White Director, Investor Relations Telephone : (514) 841-3230 ronald.white@cgi.com

www.cgi.com

CGI Group Inc.

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

TABLE OF CONTENTS

INTRODUCTION	3
FORWARD-LOOKING STATEMENTS	3
NON-GAAP MEASURES	3
ABOUT OUR BUSINESS	4
COMPETITIVE ENVIRONMENT	5
QUARTERLY VARIANCES	5
OVERVIEW OF THE QUARTER	6
BCE SHARE BUYBACK AND REPURCHSE PROGRAM	6
NEW CONTRACTS	7
DIVESTITURES	7
MARKET OUTLOOK	8
KEY PERFORMANCE INDICATORS	9
FINANCIAL REVIEW	10
REVENUE	10
Revenue Growth	11
Segmented Revenue	12
Revenue by Line of Business	12
Revenue by Geography	13
Revenue by Contract Types	13
Revenue by Targeted Verticals	13
Revenue attributable to the BCE Family of Companies and Top five Clients	14
EXPENSES	14
ADJUSTED EBIT	15
Adjusted EBIT by Line of Business	15
Adjusted EBIT - Alternate View	16
OTHER	17
Interest (net)	17
Gain of Sale of Assets	17
Income Taxes	17
EARNINGS	18
Cash Net Earnings	18
Net Earnings from Continuing Operations	19
Net Earnings from Discontinued Operations	19
Net Earnings	19
LIQUIDITY AND CAPITAL RESOURCES	19
Operating activities	20
Investing activities	21
Financing activities	22
Capital Resources	22
Contractual Obligations	23
Selected Measures of Liquidity and Capital Resources	24
Financial Instruments	24
Off-Balance Sheet Financing and Guarantees	25
Capability to Deliver Results	25
OTHER ACCOUNTING MATTERS	25
RELATED PARTY TRANSACTIONS	25
CRITICAL ACCOUNTING ESTIMATES	27
FUTURE ACCOUNTING CHANGES	30
RISKS AND UNCERTAINTIES	30
RISKS RELATED TO OUR INDUSTRY	31
RISKS RELATED TO OUR BUSINESS	32
RISKS RELATED TO BUSINESS ACQUISITIONS	34
RISKS RELATED TO THE MARKET	34
INTEGRITY OF DISCLOSURE	35
LEGAL PROCEEDINGS	35

CONSOLIDATED FINANCIAL STATEMENTS	36

CGI GROUP INC.	2

CGI Group Inc.

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

January 31, 2006

Introduction

Throughout this document, CGI Group Inc. is referred as to “CGI”, “we” , “our” or “Company”. This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) should be read in conjunction with the consolidated financial statements and notes thereto for the three months ended December 31, 2005 and 2004, and with the fiscal 2005 Annual Report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the US (“US GAAP”). A reconciliation of our earnings with US GAAP is provided in Note 11 of the Notes to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assump-tions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures

The Company reports its financial results in accordance with GAAP. However, in this MD&A we also use certain non-GAAP financial measures which include: net earnings from continuing operations before amortization of finite-life intangibles (“cash net earnings”) and earnings before interest, other income, gain on sale of assets, entity subject to significant influence, income taxes and discontinued operations (“Adjusted EBIT”). Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective.

A reconciliation of this item to its closest GAAP measure may be found on page 17.

CGI GROUP INC.	3

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Cash net earnings is used as management believes that this measure provides better visibility of our ability to generate cash from our assets. Amortization of finite-life intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions and customer relationships gained through acquisitions and new outsourcing contracts. A reconciliation of this item to its closest GAAP measure may be found on page 18.

Our management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

About our Business

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of our centers of excellence located in Canada, US, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration – We integrate and customize leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•

Management of IT and business functions (outsourcing) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate the clients’ operations into our technology network. Finally, we may hire clients’ IT and specialized professionals, enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts typically last from five to ten years and are renewable.

CGI GROUP INC.	4

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and BPS. The focus of these LOBs is as follows:

•

The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the US, Europe and Asia Pacific. Our professionals in India and Canada also serve US and foreign-based clients as an integral part of our offshore and nearshore delivery model.

•	Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management.

Competitive Environment

We operate in a competitive and rapidly evolving global industry and compete with a variety of organizations that offer some or all of the services we provide. While the market is highly fragmented, there are several large global players and regional or niche players that we compete with most often, when not engaged in sole source negotiations with potential clients. The mix of competitors varies somewhat according to the type of services provided and geographic markets served.

There are many factors involved in winning and retaining IT and business process services contracts. These include a service provider’s total cost of services, its ability to deliver, track record, vertical sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favourably based on these factors. Our value proposition includes our end-to-end IT and business process services capability; our expertise and proprietary business solutions in five industry sectors; our global delivery model, which includes the industry’s leading nearshore services delivery capability: our disciplined management foundation; and our client focus which is supported by our metropolitan markets business model. We have built critical mass in our three main markets – Canada, the US and Europe – which positions us to win large contracts.

Our focus is on higher-end systems integration, consulting and outsourcing business where vertical industry knowledge and expertise is required. We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery while meeting their strategic and cost requirements.

Quarterly variances

There are factors causing quarterly variances which may not be reflective of the company’s future performance. First, there is seasonality in systems integration and consulting (“SI&C”) work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

CGI GROUP INC.	5

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as the payment of our profit sharing plan to members.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. CGI’s earnings benefit from a natural hedge against currency fluctuations as revenue in jurisdictions outside of Canada, notably the US, are partially offset by costs incurred in these jurisdictions.

Overview of the Quarter

In the first quarter of fiscal 2006, revenue totaled $898.5 million, compared with $929.1 million in the same quarter last year. Before the impact of foreign exchange, mainly the strengthening of the Canadian dollar, revenue was 1.3% lower than a year ago. This change in revenue reflected normal fluctuations in the level of work received from our outsourcing clients and the previously announced termination, earlier in fiscal 2005, of contracts that was not meeting our profitability standards. Currency fluctuations negatively impacted revenue by $18.5 million or 2%, compared with the previous year. Year-over-year, external growth was 1.8%.

Adjusted EBIT was $78.7 million in the first quarter, compared with $86.2 million in last year’s first quarter. The adjusted EBIT margin was 8.8% for the quarter compared to 9.3% in the year ago quarter. Net earnings from continuing operations in the first quarter were $56.9 million, or $0.13 per share compared to $53.1 million or $0.12 per share in the same quarter of 2005. The margin on net earnings from continuing operations increased to 6.3% in the first quarter from 5.7% a year ago. Net earnings from continuing operations included, in the first quarter of 2006, a pre-tax gain of $11.0 million resulting from the sale of our electronic switching assets.

Our cash position, together with bank lines, are sufficient to support our growth strategy. At December 31, 2005, cash and cash equivalents were $262.9 million and the total credit facilities available amounted to $817.4 million. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks. Total long-term debt increased by $3.3 million to $253.0 million at December 31, 2005, compared with $249.7 million at September 30, 2005.

BCE Share Buyback and Repurchase Program

On December 16, 2005, the Company reached an agreement with BCE Inc. (“BCE”) (a shareholder) to purchase 100,000,000 of the CGI Class A shares held by BCE, at a price of $8.5923 per share. The purchase price was equal to the volume-weighted average price of the Company's class A shares on the Toronto Stock Exchange for the 20 trading days preceding December 16. The transaction was completed on January 12, 2006 and the shares were cancelled. Following the expiration of a 120-day standstill period from the closing date, BCE intends to dispose in an orderly fashion of its remaining 28,296,525 CGI Class A shares. Following this transaction, through an agreement with a bank syndicate, our current bank facilities have been increased by $200.0 million to stand at $1.0 billion. An amount of $750.0 million had been drawn upon these facilities for this transaction. Also, during the first quarter of 2006, under the terms of the normal course issuer bid announced on February 1, 2005, CGI did not buy back any Class A subordinate shares. The total number of Class A subordinate shares repurchased since the beginning of the program amounts to 14,896,200, at an average market price plus commission of $7.82, for an aggregate consideration of $116.4 million.

CGI GROUP INC.	6

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

New Contracts

During the first quarter of 2006, we announced new contracts, extensions and renewals including:

•

On October 26, the signing of a two-year project valued at $20 million with the ministère du revenu du Québec (Quebec revenue ministry) to adapt and integrate information technology and accounting systems related to the Quebec Goods and Services Tax.

•

On October 27, the signing of a four-year contract renewal valued at $60 million with Alberta Health and Wellness Ministry. This contract extended and expanded upon an agreement announced on January 11, 2001.

•

On November 22, the selection of CGI by the Housing Trust Fund Corporation of New York, a division of Housing and Community Renewal, for a business process services contract with a duration up to five years and valued at US$44 million to serve the United States Departement of Housing and Urban Development (“HUD”). CGI is the largest HUD processor of its kind it the US.

•

On December 16, 2005, the extension of our outsourcing agreement with BCE which confirms that CGI remains their preferred IS/IT supplier until June 2016. This extention provides an important source of recurring revenues as well as $1.1 billion of additional backlog.

•

On December 30, the selection of CGI-AMS by the Commonwealth of Virginia as its private sector partner for a sweeping initiative to transform the state’s business and information technology program. The initial value of the seven-year contract is expected to be up to US$300 million, with two optional three-year renewal periods.

•

On December 30, 2005, the signing of a multi-year contract valued between US$30 and 40 million with Medco Health Solutions, one of the leading pharmacy benefit managers in the US, under which member billing, Medicare payment reconciliation, enrollment form processing and IT hosting services will be performed.

Divestitures

On December 31, 2005, we completed the transaction with Everlink Payment Services Inc. (“Everlink”), previously announced on October 26, 2005, under which Everlink acquired our electronic switching assets for $27.6 million. The net assets disposed of included goodwill of $13.2 million and this transaction has resulted in a pre-tax gain of $11.0 million in the first quarter.

CGI GROUP INC.	7

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Market Outlook

Most of the recent studies or surveys conducted by market research firms show that a much larger proportion of organizations will increase their IT spending over the coming quarters. In fact, according to industry analysts, demand for systems integration and consulting services in North America is projected to grow by 4 to 5% annually for the next several years. As for demand growth for IT and business process outsourcing services, we expect it to be considerably stronger. As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. If it were between 6 and 18 months in the past, it is now between 12 and 24 months. However, there is a lot of activity in the marketplace.

We continue to be encouraged by the spending potential in information technology, which creates opportunities for our own systems integration and consulting practices. In addition, the outsourcing outlook both for IT and business process services remains strong so CGI is well positioned to continue benefiting from these favourable trends and winning more and more business in its core markets.

CGI’s 2006-2008 business plan reaffirms its successful four pillar growth strategy, with CGI a consolidator in its industry through a balance of organic and external growth. While CGI already has critical mass in its main geographies, it will continue to increase its presence through acquisitions in selected metropolitan markets where it sees the greatest potential to drive organic growth.

CGI GROUP INC.	8

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Key Performance Indicators

In the following section, we provide an update on key performance indicators that are continuously monitored and evaluated by the Company. Below is a table of the first quarter trends for some of these indicators.

	3 months ended Dec. 31, 2005	3 months ended Sept. 30, 2005	3 months ended June 30, 2005	3 months ended March. 31, 2005	3 months ended Dec. 31, 2004

Backlog [1]
Backlog (in millions of Canadian dollars)	12,901	12,863	12,934	12,929	13,071
Bookings (in millions of Canadian dollars)	1,002	666	1,025	844	1,038
Bookings to revenue ratio [2]	1.1	0.7	1.1	0.9	1.1

Backlog including BCE extension [3]	14,001	12,863	12,934	12,929	13,071

Revenue
Year-over-year revenue growth prior to foreign currency impact	-1.3%	0.0%	14.8%	33.9%	42.3%

Profitability
Adjusted EBIT margin	8.8%	9.9%	9.6%	8.8%	9.3%
Cash net earnings margin	8.5%	8.6%	8.3%	8.1%	7.8%
Return on invested capital [4]	8.6%	8.7%	8.4%	7.8%	7.9%
EPS from continuing operations (in Canadian dollars)	0.13	0.13	0.13	0.12	0.12

Cash generation / Financial structure
Cash provided by continuing operating activities (in '000 of Canadian dollars)	63,374	121,740	188,503	66,842	102,592
Days sales outstanding [5]	50	48	47	49	51
Net debt to capitalization ratio [6]	-	0.3%	1.7%	7.0%	7.3%

1:

Backlog includes new contract wins, extentions and renewals signed in the quarter, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments to existing contracts.

2:	The bookings to revenue ratio represents the quarterly contract bookings over the quarterly revenue.
3:	On January 12, 2006, we concluded the agreement announced on December 16, 2005 whereby we extended our outsourcing agreement with BCE. This extension amounted to $1.1 billion.
4:

The return on invested capital ratio represents the proportion of the last four quarters’ after-tax adjusted EBIT over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

5:

The days sales outstanding (“DSO”) is obtained by subtracting deferred revenue, tax credits receivable from accounts receivable, the $27.6 million receivable resulting from the sale of our electronic switching assets and work in progress; the result is divided by the average daily revenue for the quarter calculated as total revenue over 90 days.

6:	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

CGI GROUP INC.	9

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

At December 31, 2005, our backlog of signed contracts for work that had yet to be delivered was $12.9 billion, with an average duration of 6.4 years. Our backlog includes $1,001.7 million in new contract wins, extensions and renewals signed in the first quarter of fiscal 2006. Furthermore, on January 12, 2006, we concluded the agreement announced on December 16, 2005 whereby we extended our outsourcing agreement with BCE. Had we included this $1.1 billion extension, the backlog would have totaled $14.0 billion.

Financial Review

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004	Change

(in '000 of Canadian dollars except per share data and margin %)	$	$	%
		Restated
Revenue	898,463	929,090	(3.3)
Costs of services, selling and administrative expenses	776,847	797,996	(2.7)
Amortization	42,870	44,914	(4.6)

Adjusted EBIT	78,746	86,180	(8.6)
Adjusted EBIT margin	8.8%	9.3%
Interest (net)	2,674	5,552	(51.8)
Gain on sale of assets	(11,033)	-	-
Entity subject to significant influence	-	(247)	-
Income taxes	30,197	27,804	8.6

Net earnings from continuing operations	56,908	53,071	7.2
Net earnings from continuing operations margin	6.3%	5.7%
Basic and diluted earnings per share from continuing operations	0.13	0.12
Net gain from discontinued operations	-	272	-
Basic and diluted earnings per share from discontinued operations	0.00	0.00

Net earnings	56,908	53,343	6.7
Net earnings margin	6.3%	5.7%
Basic and diluted earnings per share	0.13	0.12
Cash net earnings	76,778	72,590	5.8
Cash net earnings per share	0.18	0.16

CGI GROUP INC.	10

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Revenue Growth

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004

(in '000 of Canadian dollar)	$	$
		Restated
Revenue	898,463	929,090
Internal growth	-3.1%	6.6%
External growth	1.8%	35.7%

Growth prior to foreign currency impact	-1.3%	42.3%
Foreign currency impact	-2.0%	-3.3%

Growth over previous year	-3.3%	39.0%

Revenue in the first quarter of 2006 was $898.5 million compared with $929.1 million reported in the same quarter of 2005. On a constant currency basis, year-over-year, revenue declined 1.3% as a result of negative internal growth of 3.1% ($28.7 million), partially offset by external growth of 1.8% ($16.6 million). Fluctuations of foreign currencies against the Canadian dollar had a negative impact on revenue of 2.0% ($18.5 million). The negative internal growth mainly resulted from normal fluctuations in the level of work received from our outsourcing clients and the previously announced termination of a contract which was not meeting our profitability standards.

Internal growth represents total revenue growth less the revenue run-rate from acquired companies as at the transaction date and adjusted for the impact from fluctuations of foreign currencies against the Canadian dollar.

CGI GROUP INC.	11

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Segmented Revenue

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004	Change

(in '000 of Canadian dollars)	$	$	%
		Restated
Line of Business
IT services	789,957	818,864	(3.5)
BPS	108,506	110,226	(1.6)

Total revenue	898,463	929,090	(3.3)

Client Geography
Canada	556,155	568,062	(2.1)
US	285,129	291,398	(2.2)
Europe and Asia Pacific	57,179	69,630	(17.9)

Total revenue	898,463	929,090	(3.3)

Contract Types
Outsourcing	487,591	518,362	(5.9)
Systems integration and consulting	410,872	410,728	0.0

Total revenue	898,463	929,090	(3.3)

Targeted Verticals
Financial services	308,552	329,013	(6.2)
Government and healthcare	281,025	259,166	8.4
Telecommunications and utilities	193,986	222,723	(12.9)
Retail and distribution	45,278	48,556	(6.8)
Manufacturing	69,622	69,632	0.3

Total revenue	898,463	929,090	(3.3)

Revenue by Line of Business

We have two LOBs, reflecting the global delivery approach that we take in providing IT and business process services to our clients. We manage our operations, evaluate each LOB’s performance and report segmented information according to this approach. (See Note 9 of the Notes to the Consolidated Financial Statements for the three-month period ended December 31, 2005).

In the latest quarter, on a constant currency basis, revenue from the delivery of IT services was 1.5% ($11.9 million) lower than in the first quarter of 2005, reflecting normal fluctuations in the level of work received from our outsourcing clients and the termination of a contract not meeting our profitability standards. These items were partially offset by new business from the acquisitions of AGTI in December 2004, MPI

CGI GROUP INC.	12

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Professionals (“MPI”) in August 2005 and Silver Oak Solutions (“Silver Oak”) in September 2005. The fluctuation of foreign currencies against the Canadian dollar had a negative impact on revenue of 2.0% ($17.0 million), resulting in a 3.5% decrease in revenue ($28.9 million).

During the quarter, on a constant currency basis, revenue from the delivery of business process services was 0.2% ($0.2 million) lower than in the first quarter of last year, reflecting new projects started in the government and healthcare sectors and a higher volume of activity in the financial services sectors, which were more than offset by the merger of two clients in the insurance business, which resulted in revenue erosion. The currency exchange fluctuations had a negative 1.4% ($1.5 million) impact on revenue, for a decrease in revenue growth of 1.6% ($1.7 million).

Revenue by Geography

In the first quarter of fiscal 2006, revenue from clients located in Canada represented $556.2 million (62% of revenue), compared with $568.1 million (61% of revenue) in the first quarter of fiscal 2005. Revenue from clients based in the US totalled $285.1 (32% of revenue), compared with $291.4 million (31% of revenue) in the first quarter of fiscal 2005. Revenue from clients located in Europe and Asia Pacific represented $57.2 million (6% of revenue), compared with $69.6 million (8% of revenue) in the first quarter of the previous year.

The primary factors for the decrease registered in Canada were mainly fluctuations in the level of work received from our outsourcing clients. In the US, the main contributors of the year-over-year revenue change were foreign currency fluctuations and the impact of the termination of a contract not meeting our profitability standards. These were partially offset by new business resulting from the MPI and Silver Oak acquisitions. Moreover, the revenue change in the Europe and Asia Pacific region resulted mainly from foreign currency fluctuations and the timing of project initiations.

Revenue by Contract Types

In the first quarter, revenue derived from long-term outsourcing contracts represented 54% of total revenue, down two percentage points when compared with the first quarter of the previous year. Project-oriented SI&C work represented 46% of revenue, compared with 44% in the same period of 2005.

Fluctuations in the level of work received from our outsourcing clients, and the termination of a contract not meeting our profitability targets, are the primary reasons for the shift within the outsourcing contract type. In the first quarter, on a constant currency basis, the $14.1 million increase in SI&C revenue compared with the first quarter of last year is mostly due to the acquisition of MPI and Silver Oak.

Revenue by Targeted Verticals

In terms of revenue by targeted verticals for the quarter, the proportion of revenue from clients in the financial services and telecom and utilities sectors were down one and two percentage points to 34% and 22%, respectively. Revenue from the government and healthcare was up three percentage points to 31%. Meanwhile, the manufacturing and retail and distribution sectors remained stable year-over-year, representing 8% and 5%, respectively.

CGI GROUP INC.	13

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

In the first quarter of 2006, the acquisition of the Silver Oak operations, with a higher concentration in the government and healthcare vertical sector, as well as new business won with the US Department of Housing and Urban Development, Los Angeles county and governments of Quebec and Canada, were the primary reasons for the increase within this vertical compared with the previous year. As for the telecommunications and utilities sector, the main factor for the change in revenue was the level of work received from our outsourcing clients and foreign currency fluctuations. Likewise, the change in revenue in the financial services sector resulted mainly from the termination of a contract not meeting our profitability standards and the timing of project initiations in Europe and Asia Pacific noted above.

Revenue attributable to the BCE Family of Companies and Top five Clients

In the first quarter of 2006, combined revenue attributable to contracts from Bell Canada and other companies from the BCE group was 14.0%, compared with 14.6% in 2005. In the first quarter of fiscal 2006, our top five clients represented 27.3% of total revenue, compared with 26.2% in the same quarter of last year.

Expenses

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004	Change

(in '000 of Canadian dollars)	$	$	%
		Restated
Costs of services, selling and administrative expenses	776,847	797,996	(2.7)
Amortization expenses
Capital assets	8,454	11,187	(24.4)
Contract costs related to transition costs	4,003	3,982	0.5
Finite-life intangibles and other long-term assets	30,413	29,745	2.2

Amortization expenses	42,870	44,914	(4.6)

In the first quarter, the costs of services, selling and administrative expenses were $776.8 million, or 86.5% of revenue, compared with $798.0 million in the first quarter of last year, or 85.9% of revenue. The decrease in costs of services, selling and administrative expenses reflected mainly the change in our revenue as described previously.

In the first quarter of 2006, amortization expenses were $42.9 million, a decrease of $2.0 million or 4.6% from a year ago. The change was mainly related to some computer equipment being fully amortized partially offset by finite-life intangibles and other long-term assets acquired as part of the MPI and Silver Oak acquisitions.

CGI GROUP INC.	14

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Total amortization expenses included the amortization of capital assets, contract costs related to transition costs, finite-life intangibles and other long-term assets. For additional details, please see Note 6 of the Notes to the Consolidated Financial Statements for the three-month period ended December 31, 2005.

Adjusted EBIT

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004	Change

(in '000 of Canadian dollars except margin %)	$	$	%
		Restated
Line of Business
IT services	86,260	88,848	(2.9)
	10.9%	10.8%
BPS	13,361	17,768	(24.8)
	12.3%	16.1%
Corporate expenses and programs	(20,875)	(20,436)	2.1

Total Adjusted EBIT	78,746	86,180	(8.6)
Total Adjusted EBIT margin	8.8%	9.3%

Adjusted EBIT was $78.7 million in the first quarter of 2006, compared with $86.2 million in the same quarter last year. On a constant currency basis, the adjusted EBIT in the first quarter was $80.7 million or 8.8% of revenue, a decrease of 6.4% versus last year.

Adjusted EBIT by Line of Business

The IT services LOB reported an adjusted EBIT of $86.3 million (10.9% of revenue), compared with $88.8 million (10.8% of revenue) in the same quarter one year ago. The year-over-year variance in adjusted EBIT and adjusted EBIT margin resulted from the change in revenue.

The BPS LOB reported an adjusted EBIT of $13.4 million (12.3% of revenue) in the first quarter of 2006 compared with $17.8 million (16.1% of revenue) in the same quarter one year ago. The year-over-year change in adjusted EBIT and adjusted EBIT margin mainly reflected costs related to an investment being incurred to develop our offering to the brokerage industry, as well as the earnings impact of two clients merging.

Corporate expenses and programs were $20.9 million (2.3% of revenue) in the first quarter of 2006, compared with $20.4 million (2.2% of revenue) in the first quarter of last year.

CGI GROUP INC.	15

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Adjusted EBIT – Alternate View

The following table provides an alternate view of our results:

	3 months ended Dec. 31, 2005		3 months ended Dec. 31, 2004

(in '000 of Canadian dollars except %)%		$	%	$
				Restated
Revenue	100.0	898,463	100.0	929,090
Costs of services [1]	67.0	601,975	66.5	617,819
Amortization	4.1	36,924	4.0	37,577

Gross profit	28.9	259,564	29.5	273,694

Selling, general and administration [2]	19.4	174,872	19.4	180,177
Amortization	0.7	5,946	0.8	7,337

Adjusted EBIT [3]	8.8	78,746	9.3	86,180

1:

Costs of services are composed of charges related to providing IT and business process services to clients, such as employee compensation and subcontractor costs, support and maintenance expenses, amortization costs and research expenses.

2:

Selling, general and administrative expenses are composed of expenses which are not directly related to providing IT and business process services to clients, such as compensation costs for selling and administrative staff and amortization related to corporate information systems.

3:	Refer to section “Adjusted EBIT” for the reconciliation to its closest GAAP measurement.

Gross profit in the first quarter was $259.6 million, or 28.9%, compared with $273.7 million or 29.5% in the same quarter last year. The decrease in costs of services reflected mainly the change in our revenue as described previously. Selling, general and administrative expenses were $174.9 million, down $5.3 million from $180.2 million in the same quarter of last year. As a percentage of revenue, selling, general and administrative expenses represented 19.5% of revenue, unchanged year-over-year.

CGI GROUP INC.	16

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and income from continuing operations which is reported in accordance with Canadian GAAP:

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004	Change

(in '000 of Canadian dollars except margin %)	$	$	%
		Restated
Adjusted EBIT	78,746	86,180	(8.6)
Adjusted EBIT margin	8.8%	9.3%

Interest expense
Interest on long-term debt	(4,589)	(7,697)	(40.4)
Other income, net	1,915	2,145	(10.7)

Interest expense	(2,674)	(5,552)	(51.8)
Gain on sale of assets	11,033	-	-
Entity subject to significant influence	-	247	-
Income from continuing operations before taxes	87,105	80,875	7.7

Interest (net)

Net interest expense was $2.7 million in the first quarter of 2006, down $2.9 million compared with $5.6 million in the first quarter of last year. The decrease in the interest on long-term debt results from the $190.0 million repayment of our credit facilities during the year and from the signing last year of new credit facilities which led to our expensing the unamortized deferred charge of the prior agreement, which totalled $1.1 million, following its early termination in the first quarter of 2005.

Gain on Sale of Assets

The proceeds from the sale of the electronic switching assets amounted to $27.6 million. The disposal of these assets resulted in a pre-tax gain of $11.0 million in the first quarter of 2006.

Income Taxes

Income taxes were $30.2 million in the first quarter of 2006, up $2.4 million from $27.8 million for the same quarter last year. The income tax rate was 34.7% in the quarter, compared with 34.4% in the same quarter one year ago. The increase in income taxes resulted mainly from the additional earnings before taxes following the gain made on the sale of our electronic switching assets and the change in the effect of enacted income taxation rates.

CGI GROUP INC.	17

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Earnings

The following table includes a reconciliation between our cash net earnings and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004	Change

(in '000 of Canadian dollars except for per share data and margin %)	$	$	%
		Restated
Cash net earnings	76,778	72,590	5.8
Cash net earnings margin	8.5%	7.8%
Amortization of finite-life intangibles	(30,413)	(29,745)	2.2
Tax impact of amortization	10,543	10,226	3.1

Net earnings from continuing operations	56,908	53,071	7.2
Net earnings from continuing operations margin	6.3%	5.7%
Net earnings	56,908	53,343	6.7
Net earnings margin	6.3%	5.7%
Weighted average number of Class A subordinate shares and Class B shares	430,487,345	444,562,252	(3.2)
Basic and diluted cash net earnings per share	0.18	0.16
Basic and diluted earnings per share from continuing operations	0.13	0.12
Basic and diluted earnings per share	0.13	0.12

Cash Net Earnings

Cash net earnings were $76.8 million (8.5% of revenue) in the first quarter of fiscal 2006, up $4.2 million from $72.6 million (7.8% of revenue) in the same quarter last year. The increase in fiscal 2005 was mainly driven by an increase in net earnings from continuing operations, following the gain realized from the sale of our electronic switching assets.

CGI GROUP INC.	18

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Cash net earnings per share were $0.18 in the first quarter of 2006, up $0.02 from $0.16 year-over-year driven by the increase in net earnings from continuing operations and the decrease in the weighted average number of shares outstanding as a result of the shares bought back as part of the share repurchase program.

Net Earnings from Continuing Operations

In the first quarter of 2006, net earnings from continuing operations were $56.9 million, up $3.8 million or 7.2% from the same period last year. The increase in net earnings from continuing operations compared with a year ago resulted primarily from the gain realized from the sale of our electronic switching assets, partially offset by the changes noted in adjusted EBIT by line of business as discussed above. The net earnings from continuing operations margin was 6.3% in the first quarter of 2006, compared with 5.7% in last year’s first quarter.

In the first quarter of fiscal 2006, basic and diluted earnings per share from continuing operations were $0.13, compared with earnings per share of $0.12 reported in last year’s first quarter. CGI’s basic weighted average number of shares outstanding at the end of the quarter was 430,487,345, down 3.2% when compared with the same quarter last year. The year-over-year change reflected the Company’s share repurchase program whereby 14.9 million Class A subordinate shares were repurchased for cancellation, partially offset by the exercise of stock options.

Net Earnings from Discontinued Operations

There were no discontinued operations in the first quarter of 2006. The gain of $0.3 million reported in the first quarter of 2005 resulted from the operations of Keyfacts Enterprises Canada Inc. (“Keyfacts”) and our US Services to Credit Unions business which were divested in the second quarter of fiscal 2005.

Net Earnings

In the first quarter of 2006, net earnings were $56.9 million or $0.13 per share, up 6.7% from $53.3 million or $0.12 per share in the same quarter last year.

Liquidity and Capital Resources

We finance the growth of our business through cash flow from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

CGI GROUP INC.	19

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

At December 31, 2005, cash and cash equivalents were $262.9 million. The following table illustrates the main activities for the three-month periods ended December 31, 2005 and 2004:

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004

(in '000 of Canadian dollars)	$	$
Cash provided by continuing operating activities	63,374	102,592
Cash used in continuing investing activities	(32,037)	(56,330)
Cash used in continuing financing activities	(8,526)	(19,762)
Effect of rate changes on cash and cash equivalents of continuing operations	(322)	1,281

Net increase in cash and cash equivalents of continuing operations	22,489	27,781
Net cash and cash equivalents provided by discontinued operations	-	1,154

Net increase in cash and cash equivalents	22,489	28,935

Operating activities

Cash provided by continuing operating activities was $63.4 million in the first quarter of 2006, compared with cash provided of $102.6 million in the same quarter of last year. The year-over-year decrease of $39.2 million resulted from the timing of large client billings and payments in the quarter compared with the prior year, partially offset by the non-recurring final income tax payment of $8.7 million in the first quarter of last year, which became due after the sale of AMS’s defense business, as well as the decrease in the integration payments related to acquisitions.

CGI GROUP INC.	20

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Investing activities

In the first quarter of 2006, continuing investing activities used $32.0 million, a decrease of $24.3 million from $56.3 million used in the first quarter of last year. The following table provides further details on the cash used in investing activities:

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004

(in '000 of Canadian dollars)	$	$
Finite-life intangibles and other long-term assets [1]	(15,618)	(19,698)
Capital assets	(11,876)	(8,655)
Contract costs	(6,547)	(3,954)

Sub-total	(34,041)	(32,307)
Business acquisitions	(424)	(32,902)
Other proceeds [2]	2,428	8,879

Cash used in continuing investing activities	(32,037)	(56,330)

1:

Certain development costs are capitalized as business solutions within the finite-life intangibles as they meet specific criteria related to technical, and market feasibility and financial recoverability. These solutions are developed as a result of taking our research findings and translating them into plans or designs for new processes or systems which will contribute to better servicing new and existing IT and BPS clients.

2:	Other proceeds include proceeds from the disposal of capital assets and the decrease in other long-term assets.

The decrease in investing activities mainly reflected the $32.5 million decrease in business acquisitions, due to the first quarter 2005 acquisition of AGTI.

The investment in finite-life intangibles and other long-term assets of $15.6 million was primarily comprised of software licenses purchased for the outsourcing services that we provide to our clients; as well as internally developed business solutions. The main investments in business solutions in the first quarter of 2006 included $4.7 million in our federal and state and local government ERP solutions and $2.0 million in banking solutions for our financial sector clients. These investments are in line with previous periods.

We also incurred research expenses of $6.8 million within our costs of services, selling and administrative expenses, while seeking applications of new technology, or conceptually formulating and designing possible products or process alternatives that could potentially lead to new solutions for existing or new clients. The combined gross research and development spending incurred in the first quarter of 2006 was $14.9 million compared with $18.4 million in the same quarter last year. Further to the research and capitalized development costs noted above, there are additional research and development costs incurred which are initiated as part of client projects and are included in our costs of services.

CGI GROUP INC.	21

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

In the first quarter, purchases of capital assets of $11.9 million were $3.2 million higher than last year, mainly due to the acquisition of computer equipment and the investment in our Toronto facilities. The $6.5 million investment in contract costs was related mainly to capitalized start-up costs on certain outsourcing contracts.

Financing activities

In the first quarter of 2006, the continuing financing activities required cash of $8.5 million. This was mainly due to the payment for the fourth quarter 2005 repurchase of outstanding CGI shares for cancellation, totalling $7.2 million, which shares were purchased as a part of the share repurchase program.

Capital Resources

	Total Commitment	Available at Dec. 31, 2005	Outstanding at Dec. 31, 2005

(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	-	262,948	-
Unsecured committed revolving facilities [1]	800,000	786,346	13,654 [2]
Lines of credit and other facilities [1]	31,007	31,007	-

Total	831,007	1,080,301	13,654 [2]

1: Excluding any existing credit facility under non-majority owned entities.

2: Consists of drawn Letters of Credit.

Our cash position and bank lines are sufficient to support our growth strategy. At December 31, 2005, cash and cash equivalents were $262.9 million and the total credit facilities available amounted to $817.4 million. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.

Total long-term debt increased by $3.3 million to $253.0 million at December 31, 2005, compared with $249.7 million at September 30, 2005. The increase resulted primarily from new capital leases and the impact from the fluctuations of foreign currencies against the Canadian dollar.

The $800 million committed banking facilities are for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The agreement is comprised of a Canadian tranche with a limit of $500.0 million and a US tranche equivalent to $300.0 million. As at December 31, 2005, an amount of $786.3 million was available under this agreement. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $6.0 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At December 31, 2005, CGI was in compliance with these covenants.

CGI GROUP INC.	22

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Subsequent to quarter end, the agreement has been amended to increase the banking facilities to $1 billion and is now comprised of a $850.0 million Canadian tranche and a US tranche equivalent to $150.0 million. Post BCE transaction, we have more than $400.0 million available from our credit facilities and cash and cash equivalents.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations. We could modify the current financial structure if we deemed it beneficial to the Company. We expect new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

Contractual Obligations

	Payments Due by Period
Commitment Type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years

(in '000 of Canadian dollars)
Long-term debt	246,766	13,079	9,834	99,167	124,686	-
Capital lease obligations	6,207	2,515	3,685	7	-	-
Operating leases
Rental of office space [1]	1,077,319	130,498	229,274	195,206	274,536	247,805
Computer equipment	153,618	79,785	68,386	4,833	614	-
Long-term service agreements [1]	128,518	50,263	50,267	27,988	-	-

Total contractual obligations	1,612,428	276,140	361,446	327,201	399,836	247,805

1:

Included in these obligations are $78.7 million of office space leases and $9.5 million of long-term service agreements which are accounted for under accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,612.4 million. Of this, rental of office space represents $1,077.3 million, computer equipment represents $153.6 million and long-term service agreements, which are comprised of enterprise software licenses and maintenance contracts, represent $128.5 million. In the quarter, total contractual obligations decreased by $25.2 million, mainly due to payments related to leasehold obligations in the normal course of business. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities.

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. From time to time, we use various financial instruments to manage our exposure to fluctuations in foreign currency exchange rates. However, we do not hold or use any derivative instruments for speculative trading purposes.

CGI GROUP INC.	23

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Selected Measures of Liquidity and Capital Resources

	Dec. 31, 2005	Dec. 31, 2004

Working capital (in '000 of Canadian dollars)	426,890	371,219
Current ratio	1.60	1.46
Shareholders’ equity per common share (in Canadian dollars)	5.94	5.59
Net debt to capitalization ratio	-	7.3%
Long-term debt to capitalization ratio [1]	9.0%	15.2%
Days sales outstanding (in days)	50	51
Return on invested capital	8.6%	7.9%
Return on equity [2]	8.9%	8.2%

1:	The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders’ equity and long-term debt.
2:	The return on equity ratio represents the proportion of the last four quarters’ net earnings from continuing operations over the last four quarters’ average equity.

CGI’s shareholders’ equity per common share of $5.94, based on a total of 430,615,388 shares outstanding at December 31, 2005, was up $0.35 when compared with December 30, 2004. This change was due to the net earnings reported in the last 12 months, partially offset by the reduction in equity following the share repurchase and by the change in the foreign currency translation adjustment of $54.7 million. The change in the foreign currency translation adjustment mainly reflected the 3.1% depreciation of the US dollar versus the Canadian dollar between December 31, 2004 and December 31, 2005. We translate the assets and liabilities denominated in foreign currencies using the closing exchange rates.

DSO decreased to 50 days, down one day when compared with the same quarter of last year, mainly reflecting an overall improvement in the collection of receivable balances.

The return on invested capital ratio was 8.6% at December 31, 2005, compared with 7.9% a year ago. The year-over-year change reflected the increased profitability after a successful integration of the AMS operations and, to a lesser extent, the impact of the share repurchase program and partial reimbursement of our long term debt. The return on equity ratio was 8.9% at December 31, 2005, compared with 8.2% last year. This improvement demonstrates the increased profitability and cash generation of the operations following the integration of AMS as well as the impact of the share repurchase program.

Financial Instruments

From time to time, the Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment. The Company also enters into forward contracts to hedge forecasted cash flows

CGI GROUP INC.	24

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized. Periodic assessments of each hedge’s effectiveness are performed during the year.

Off-Balance Sheet Financing and Guarantees

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and US government contracts.

On the sale of assets or business divestitures, we may be required to pay for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against third parties. Also, in the normal course of business, we may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, we would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is remote in our opinion. We do not expect to incur any potential payment in connection with these guarantees which could have a materially adverse effect on our consolidated financial statements.

We are also engaged in providing services under certain contracts with the U.S. government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. government investigate whether our operations are being conducted in accordance with these requirements. Generally, the government has the right to change the scope of, or terminate, these contracts at its convenience. While we do not expect to realize any significant changes to these contracts, the termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistently high standard of client service and ongoing managerial training, as well as quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Related Party Transactions

In the normal course of business, CGI is party to contracts with certain subsidiaries and affiliated companies of BCE, pursuant to which CGI is its preferred IT supplier. BCE exercises significant influence over CGI operating, financing and investing activities through its 29.79% ownership interest at the end of the quarter and through the business volume originating from BCE, together with its subsidiaries and affiliates. Transactions and resulting balances, which were measured at the commercial rates, are presented below:

CGI GROUP INC.	25

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004

(in '000 of Canadian dollars)	$	$
Revenue	126,108	135,351
Purchase of services	26,471	33,214
Accounts receivable	21,480	12,895
Work in progress	7,642	5,305
Contract costs	13,523	17,013
Accounts payable and accrued liabilities	5,771	206
Deferred revenue	539	9,370

Also, a transaction was concluded that was not in the normal course of operations. On December 16, 2005, the Company reached an agreement with BCE to purchase 100.0 million of its Class A shares held by BCE at a price of $8.5923 per share.

In the normal course of business, CGI is also party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest. Transactions and resulting balances, which were measured at commercial rates, are presented below:

	3 months ended Dec. 31, 2005	3 months ended Dec. 31, 2004

(in '000 of Canadian dollars)	$	$
Revenue	25,649	30,681
Accounts receivable	4,613	4,213
Work in progress	1,781	3,541
Prepaid expenses and other current assets	2,126	1,994
Contract costs	16,719	19,097
Accounts payable and accrued liabilities	1,043	367

On December 5, 2005, the Company leased a private aircraft for business purposes from a leasing company that had acquired it from a limited partnership of which a director of the Company is the sole limited partner. The transaction was measured at the exchange amount, which was supported by independent evidence at the date of the transaction.

CGI GROUP INC.	26

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Critical Accounting Estimates

The Company’s significant accounting policies are described in note 2 of the consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

	Consolidated balance sheets	Consolidated statements of earnings

Areas impacted by estimates		Revenue	Costs of services, selling and administrative	Amortization/ Impairment	Income taxes

Allowance for doubtful accounts	X		X

Goodwill	X			X

Income taxes	X				X

Accounts payable and accrued liabilities	X		X

Revenue recognition	X1	X

Contract costs	X	X		X

Investment tax credits	X		X

Impairment of long-lived assets	X			X

1: Accounts receivable and work in progress

Allowance for Doubtful Accounts

The allowance for doubtful trade receivables is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

CGI GROUP INC.	27

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Goodwill

Goodwill is assessed for potential impairment annually, at the reporting unit level. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income Taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts Payable and Accrued Liabilities

The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the acquisition of an asset or the reduction of a liability or the loss or impairment of an asset or the incurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue Recognition

CGI GROUP INC.	28

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

The determination of revenues and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are estimated to exceed the estimated total revenue from the contract, then a provision for the estimated loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is whether the total estimated contract revenue that is allocated to each element based on the relative fair value of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates.

Contract Costs

Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company’s operations.

Investment Tax Credits

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of Long-Lived Assets

The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the software solutions and the related future revenues, and assessing the cost balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

CGI GROUP INC.	29

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Future Accounting Changes

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections:

a)

Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b)

Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c)

Handbook Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

d)

Handbook Section 3831, “Non-Monetary Transactions”, effective for transactions initiated in periods beginning on or after January 1, 2006. This section prescribes to record non-monetary transactions at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financials statements.

e) Emerging Issues Committee Abstract 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Product)” provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued by the Financial Accounting Standards Board’s Emerging Issues Task Forces as at September 30, 2002.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

CGI GROUP INC.	30

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Risks Related to our Industry

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US market. We have made good progress in growing our revenue from the US and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts – The sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. The sales cycle could become even longer, thus affecting our ability to meet our annual growth targets.

The availability and cost of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

CGI GROUP INC.	31

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Limited ability to protect our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 17 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at December 31, 2005, the majority of our operations had received ISO 9001 certification.

CGI GROUP INC.	32

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks – With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk – An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

CGI GROUP INC.	33

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions

Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may

CGI GROUP INC.	34

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2005

decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

CGI GROUP INC.	35

Consolidated financial statements of
CGI Group Inc.
For the three months ended December 31, 2005 and 2004

Consolidated financial statements of CGI Group Inc.
For the three months ended December 31

Consolidated statements of earnings
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended December 31

	2005	2004

	$	restated $
Revenue	898,463	929,090

Costs of services, selling and administrative	776,847	797,996
Amortization (Note 6)	42,870	44,914
Interest on long-term debt	4,589	7,697
Other income, net	(1,915)	(2,145)
Gain on sale of assets (Note 5a))	(11,033)	--
Entity subject to significant influence	--	(247)

	811,358	848,215

Earnings from continuing operations before income taxes	87,105	80,875
Income taxes	30,197	27,804

Net earnings from continuing operations	56,908	53,071
Net gain from discontinued operations (Note 7)	--	272

Net earnings	56,908	53,343

Weighted-average number of outstanding Class A subordinate and Class B shares	430,487,345	444,562,252

Basic and diluted earnings per share from continuing operations	0.13	0.12

Basic and diluted earnings per share from discontinued operations	--	--

Basic and diluted earnings per share (Note 4 c))	0.13	0.12

Consolidated statements of retained earnings (in thousands of Canadian dollars) (unaudited)	Three months ended December 31

	2005	2004

	$	$
Retained earnings, beginning of period	895,267	730,757
Net earnings	56,908	53,343

Retained earnings, end of period	952,175	784,100

Consolidated financial statements of CGI Group Inc.

Consolidated balance sheets
(in thousands of Canadian dollars)

	As at December 31, 2005 (unaudited)	As at September 30, 2005 (audited)

	$	$
Assets Current assets Cash and cash equivalents	262,948	240,459
Accounts receivable	559,659	487,731
Work in progress	204,812	214,470
Prepaid expenses and other current assets	91,184	75,531
Future income taxes	23,658	22,118

	1,142,261	1,040,309
Capital assets	123,939	116,388
Contract costs	225,074	228,646
Finite-life intangibles and other long-term assets (Note 2)	563,605	580,642
Future income taxes	41,156	46,601
Goodwill	1,762,952	1,773,370

Total assets before funds held for clients	3,858,987	3,785,956
Funds held for clients	246,262	200,703

	4,105,249	3,986,659

Liabilities Current liabilities Accounts payable and accrued liabilities	369,866	378,691
Accrued compensation	116,640	107,014
Deferred revenue	128,224	127,950
Income taxes	34,308	31,955
Future income taxes	50,738	47,163
Current portion of long-term debt	15,595	14,899

	715,371	707,672
Future income taxes	235,219	238,983
Long-term debt	237,378	234,801
Accrued integration charges and other long-term liabilities	112,519	109,810

Total liabilities before clients' funds obligations	1,300,487	1,291,266
Clients' funds obligations	246,262	200,703

	1,546,749	1,491,969

Shareholders' equity Capital stock (Note 4)	1,765,313	1,762,973
Contributed surplus	71,068	67,578
Warrants	19,655	19,655
Retained earnings	952,175	895,267
Foreign currency translation adjustment	(249,711)	(250,783)

	2,558,500	2,494,690

	4,105,249	3,986,659

Consolidated financial statements of CGI Group Inc.
For the three months ended December 31

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended December 31

	2005	2004

	$	$
Operating activities Net earnings from continuing operations	56,908	53,071
Adjustments for: Amortization (Note 6)	48,807	52,352
Deferred credits	(781)	(719)
Future income taxes	3,307	18,854
Foreign exchange (gain) loss	(290)	1,526
Stock-based compensation expense (Note 4b))	4,190	6,775
Gain on sale of assets (Note 5a))	(11,033)	--
Entity subject to significant influence	--	(247)
Net change in non-cash working capital items	(37,734)	(29,020)

Cash provided by continuing operating activities	63,374	102,592

Investing activities Business acquisitions (net of cash acquired) (Note 5b))	(424)	(32,902)
Purchase of capital assets	(11,876)	(8,655)
Proceeds from disposal of capital assets	372	5,494
Contract costs	(6,547)	(3,954)
Additions to finite-life intangibles and other long-term assets	(15,618)	(19,698)
Decrease in other long-term assets	2,056	3,385

Cash used in continuing investing activities	(32,037)	(56,330)

Financing activities Increase in credit facilities (Note 3)	--	190,000
Repayment of credit facilities	--	(207,578)
Increase in long-term debt	174	--
Repayment of long-term debt	(3,155)	(2,732)
Repurchase of Class A subordinate shares	(7,185)	--
Issuance of shares (net of share issue costs)	1,640	548

Cash used in continuing financing activities	(8,526)	(19,762)

Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(322)	1,281

Net increase in cash and cash equivalents of continuing operations	22,489	27,781
Net cash and cash equivalents provided by discontinued operations	--	1,154
Cash and cash equivalents at beginning of period	240,459	200,623

Cash and cash equivalents at end of period	262,948	229,558

Interest paid	755	5,012
Income taxes paid	21,561	30,557

Notes to the consolidated financial statements

For the three months ended December 31, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three months ended December 31, 2005 and 2004 are unaudited and include all adjustments that the management of CGI Group Inc. (the ''Company'') considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods does not conform in all respects to the requirements of generally accepted accounting principles (''GAAP'') for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2005. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2005.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its accounting reviews performed during the year ended September 30, 2005, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounted to $11,911,000 for the three-month period ended December 31, 2004. The revised presentation is in accordance with Emerging Issue Committee (''EIC'') Abstract 123, ''Reporting Revenue Gross as a Principal versus Net as an Agent'', which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

Future Accounting Changes

The Canadian Institute of Chartered Accountants (''CICA'') has issued the following new Handbook Sections:

a) Handbook Section 3855, ''Financial Instruments – Recognition and Measurement'', effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Handbook Section 1530, ''Comprehensive Income'', and Section 3251, ''Equity'', effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, ''Equity'', replaces Section 3250, ''Surplus'', and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, ''Comprehensive Income''. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c) Handbook Section 3865, ''Hedges'', effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption on the consolidated financial statements.

d) Handbook Section 3831, ''Non-Monetary Transactions'', effective for transactions initiated in periods beginning on or after January 1, 2006. This section prescribes to record non-monetary transactions at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financials statements.

e) EIC 156, ''Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Product)'' provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 ''Accounting for Consideration Given by a Vendor to a Customer'' issued by the Financial Accounting Standards Board’s Emerging Issues Task Forces as at September 30, 2002.

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Finite-life intangibles and other long-term assets

	As at December 31, 2005			As at September 30, 2005

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

	$	$	$	$	$	$

Internal software	76,685	33,320	43,365	75,088	31,056	44,032
Business solutions	234,439	58,014	176,425	227,214	51,114	176,100
Software licenses	138,291	77,119	61,172	135,991	69,644	66,347
Customer relationships and other	382,556	114,924	267,632	382,111	103,819	278,292

Finite-life intangibles	831,971	283,377	548,594	820,404	255,633	564,771

Financing lease			--			1,788
Deferred financing fees and other			15,011			14,083

Other long-term assets			15,011			15,871

Total finite-life intangibles and other long-term assets			563,605			580,642

Note 3 - Credit Facilities

The Company has available a five-year unsecured revolving credit facility for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and a U.S. tranche equivalent to $300,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at December 31, 2005, an amount of $13,653,618 has been committed against this facility to cover various letters of credit issued for clients. In addition to the revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at December 31, 2005, no amount has been drawn upon these facilities. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of December 31, 2005, these financial ratios were met. Refer to Note 12 for additional information.

Note 4 - Capital stock, stock options and earnings per share

a) Capital stock

The Class A subordinate and the Class B shares changed as follows:

	Three months ended December 31, 2005				Twelve months ended September 30, 2005

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	397,448,329	1,718,105	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868
Repurchased and cancelled (1)	(846,200)	--	--	--	(14,078,360)	(60,998)	--	--
Repurchased and not cancelled (1)	--	--	--	--	--	(3,665)	--	--
Options exercised (2)	241,091	2,340	--	--	805,798	7,406	--	--

Balance, end of period (3)	396,843,220	1,720,445	33,772,168	44,868	397,448,329	1,718,105	33,772,168	44,868

(1)

On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005, to February 2, 2006. During the twelve months ended September 30, 2005, the Company repurchased 14,896,200 Class A subordinate shares for consideration of $116,439,000, including redemption fees in the amount of $261,000, and an amount of $7,185,000 has been paid in the three months ended December 31, 2005 and was presented in the accounts payable as of September 30, 2005. Also during 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount $51,978,000 was charged to retained earnings. Of the 14,896,200 repurchased Class A subordinate shares, 846,200, with a carrying value of $3,665,000, have been cancelled in the three months ended December 31, 2005.

(2)

The carrying value of Class A subordinate shares includes $700,000 ($2,855,000 for the twelve months ended September 30, 2005) of contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

(3)	Refer to Note 12 for additional information.

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Capital stock, stock options and earnings per share (continued)

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange (''TSX'') on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended December 31	Three months ended December 31

	2005	2004

Compensation expense ($)	4,190,000	6,775,000

Dividend yield	0.0%	0.0%
Expected volatility	38.3%	45.9%
Risk-free interest rate	3.89%	3.93%
Expected life (years)	5	5
Weighted average grant date fair values ($)	3.43	3.87

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Three months ended December 31, 2005	Twelve months ended September 30, 2005

Outstanding, beginning of period	26,538,654	25,537,300
Granted	6,280,570	5,079,636
Exercised	(241,091)	(805,798)
Forfeited and expired	(1,552,311)	(3,272,484)

Outstanding, end of period	31,025,822	26,538,654

c) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31, 2005			Three months ended December 31, 2004

	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	56,908	430,487,345	0.13	53,343	444,562,252	0.12

Dilutive options (2)		1,887,711			1,040,584
Dilutive warrants (2)		1,780,524			1,670,938

Net earnings after assumed conversions	56,908	434,155,580	0.13	53,343	447,273,774	0.12

(1)	The 846,200 Class A subordinate shares cancelled during the three months ended December 31, 2005, were excluded from the calculation of earnings per share as of the date of repurchase.
(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 9,836,201 and 18,129,371 for the three months ended December 31, 2005 and 2004, respectively. The number of excluded warrants was 2,113,041 for the three months ended December 31, 2005 and 2004.

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 - Investments in subsidiaries and joint ventures

a) Dispositions

On October 26, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000 which was not paid as at December 31, 2005. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $11,033,000.

b) Modifications to purchase price allocations

During the three months ended December 31, 2005, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net increase of non-cash working capital items and long-term debt of $366,000 and $463,000, respectively, and a net decrease of future income tax assets and cash of $258,000 and $424,000, respectively, whereas goodwill increased by $779,000.

c) Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision (1)	--	(687)	(687)
Foreign currency translation adjustment	68	90	158
Paid during the three-month period	(2,780)	(572)	(3,352)

Balance, as at December 31, 2005 (2)	54,406	4,025	58,431

(1)	Has been recorded as decrease of goodwill.
(2)	Of the total balance remaining, $13,996,000 is included in accounts payable and accrued liabilities and $44,435,000 is included in accrued integration charges and other long-term liabilities.

Note 6 - Amortization

	Three months ended December 31	Three months ended December 31

	2005	2004

	$	$
Amortization of capital assets	8,454	11,187
Amortization of contract costs related to transition costs	4,003	3,982
Amortization of finite-life intangibles and other long-term assets	30,413	29,745

	42,870	44,914
Amortization of contract costs related to incentives (presented as reduction of revenue)	5,937	7,438

	48,807	52,352

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 - Discontinued operations

During the year ended September 30, 2005, the Company formally adopted plans to divest from certain activities which were not in line with the Company's strategy. The Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (''Keyfacts''), a wholly-owned subsidiary of the Company as well as disposed of its US Services to Credit Unions business unit and its CyberSuite product line. Keyfacts is a provider of information search and retrieval services for investigative purposes. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended December 31	Three months ended December 31

	2005	2004

	$	$
Revenue	--	9,274

Operating expenses	--	8,465
Amortization	--	374

Earnings before income taxes	--	435

Income taxes	--	163

Net gain from discontinued operations	--	272

Discontinued operations were included in the business process services segment in the year ended September 30, 2005.

Note 8 - Segmented information

The Company has two lines of business (''LOB''): IT services ("IT") and business process services ("BPS").

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model;

The BPS LOB provides a full spectrum of business process services to its client base. Its services include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended December 31, 2005	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	789,957	108,506	--	898,463

Earnings (loss) before interest, other income, gain on sale of assets, entity subject to significant influence, income taxes and discontinued operations (1)	86,260	13,361	(20,875)	78,746

Total assets	3,012,581	697,348	395,320	4,105,249

(1) Amortization included in IT services, BPS and Corporate is $42,565,000, $3,827,000 and $2,415,000, respectively.

As at and for the three months ended December 31, 2004

Revenue	818,864	110,226	--	929,090

Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations (1)	88,847	17,769	(20,436)	86,180

Total assets	3,260,778	710,743	343,681	4,315,202

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2005. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements
For the three months ended December 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 - Contingencies and guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

Guarantees

Sale of assets and business divestitures

In connection with sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $108,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at December 31, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on the Company's results of operations and financial condition.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of its obligations, the probability of which is remote in management’s opinion. As at December 31, 2005, the Company has US $48,044,000 and $2,911,000 outstanding surety bonds relating to these performance guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company’s consolidated results of operations or financial condition.

Note 10 - Related party transactions

During the three months ended December 31, 2005, the Company entered into transactions that were not in the normal course of operations as follows:

On December 16, 2005, the Company reached an agreement with BCE (a shareholder) to purchase 100 million of its Class A subordinate shares currently held by BCE at a price of $8.5923 per share. Refer to Note 12 for additional information.

On December 5, 2005, the Company leased a private aircraft for business purposes from a leasing company that had acquired it from a limited partnership of which a director of the Company is the sole limited partner. The transaction was measured at the exchange amount, which was supported by an independent evaluation at the date of the transaction.

Notes to the consolidated financial statements

For the three months ended December 31, 2005 and 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 11 - Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2005.

	Three months ended December 31, 2005	Three months ended December 31, 2004

Reconciliation of net earnings	$	$
Net earnings - Canadian GAAP	56,908	53,343
Adjustments for: Stock-based compensation (a)	--	6,775
Warrants	351	351
Other	61	(749)

Net earnings - US GAAP	57,320	59,720

Basic and diluted earnings per share - US GAAP	0.13	0.13

Net earnings - US GAAP	57,320	59,720

Other comprehensive income: Foreign currency translation adjustment	1,072	(36,315)

Comprehensive income	58,392	23,405

	As at December 31, 2005	As at September 30, 2005

Reconciliation of shareholders' equity	$	$
Shareholders' equity - Canadian GAAP	2,558,500	2,494,690
Adjustments for: Stock-based compensation (a)	58,411	58,411
Warrants	(6,129)	(6,480)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Adjustment for change in accounting policy	9,715	9,715
Other	(9,402)	(9,463)

Shareholders' equity - US GAAP	2,628,873	2,564,651

(a) Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004, as required by CICA Handbook Section 3870, ''Stock-Based Compensation and Other Stock-Based Payments''. Under US GAAP, the Statement of Financial Accounting Board No. 123 (revised 2004), ''Share-Based Payment'' is effective for fiscal years beginning on or after June 15, 2005. The Company adopted the recommendation of the Statement on a prospective basis effective October 1, 2005. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

Note 12 - Subsequent event

On December 16, 2005, the Company reached an agreement with BCE to purchase 100 million of its Class A subordinate shares currently held by BCE at a price of $8.5923 per share. The purchase price is equal to the volume-weighted average price of the Company's Class A subordinate shares for the 20 trading days preceding December 16, 2005, on the TSX. Following the expiration of a 120-day standstill period from the closing date, BCE intends to dispose of its remaining 28.3 million Class A subordinate shares. The transaction was closed on January 12, 2006. Also, subsequent to quarter end, the credit revolving facility has been amended and increased to $1,000,000,000 which comprised of a $850,000,000 Canadian tranche and of a U.S. tranche equivalent to $150,000,000. An amount of $750,000,000 has been drawn upon these facilities for this transaction.